

December 27, 2012

Via E-mail
Paul Bang Zhang
Chief Financial Officer
Mecox Lane Limited
22nd Floor, Gems Tower, Building 20
No. 487 Tianlin Road, Shanghai 200233
People's Republic of China

> **Re: Mecox Lane Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2011**
> **Filed April 18, 2012**
> **File No. 001-34904**

Dear Mr. Zhang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2011

Item 5. Operating and Financial Review and Prospects, page 48

A. Operating Results, pager 49

1. We note the discussion of your declining revenues, which decreased by 4.2% in 2011 after increasing by 28.1% in 2010. You also present declines in stores and gross margins. Please revise future filings to both quantitatively and qualitatively address the key factors affecting your results of operations for the periods presented, including the key metrics affecting the demand for your products. Also include disclosure of any known trends or uncertainties that have had or are reasonably likely to have a material favorable or unfavorable impact on your liquidity and results of operations. In this regard, we note:

- That the disclosure on page 53 regarding your effort to lower operating expenses by converting direct-operated stores to franchised stores does not take into account factors specific to 2011, including the net reduction of six directly-operated stores and 45 franchised stores in fiscal 2011 (page 52) ;

- That the discussion of your increases in net revenues for your Internet platform in 2010 (page 64) and 2011 (page 62) refer to the same factors. However, it is unclear why the same factors accounted for a 110% increase in 2010 and a 9.6% increase in 2011;

- That you do not address why your call center operations are presented separately from your Internet platform; and

- It is also unclear why you disclose different numbers of (1) orders placed via your Internet platform and (2) numbers of customers making purchases through the platform for 2010 compared to what was disclosed in your December 31, 2010 Form 20-F

Your Item 5(A) disclosure should enable investors to see the company through the eyes of management and provide the context within which the financial information you disclose should be analyzed. See the Instructions to Item 5 of Form 20-F and SEC Release No. 33-8350. Please revise future filings accordingly and provide us with draft disclosure.

Overview, page 49

2.   We note that you conduct your business in China via contractual arrangements with variable interest entities (VIEs) in China. We further note on page F-9 that the total assets of the VIEs as of December 31, 2011 were approximately $16.5 million of your total assets of $155.5 million. Please explain to us the nature of your assets and operations that are not subject to involvement with the consolidated VIE's and confirm to us that you will include such disclosure under Item 5 in future filings. Please provide us with the text of your draft disclosure in your response.

Critical Accounting Policies, page 56

Inventories, page 57

3.   We note the $7.9 million increase in inventory write-downs and shortages in fiscal 2011. Please tell us the reason(s) for this increase, including any significant effects resulting from the lack of efficient inventory security (page 59), and confirm to us that you will include such disclosure in future filings. Please provide us with the text of your draft disclosure in your response.

Results of Operations, page 60

4.   We note your disclosure of the annual average exchange rates on page six. In future filings, please specifically discuss the effects of changes in currency exchange rates on your reported revenues and expenses in your results of operations disclosures. Please provide us with the text of your draft disclosure in your response.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010, page 62

5.   We note the significant increases in both your interest income and other income, net in fiscal 2011 compared to fiscal 2010. Please tell us the reasons for the increases in these two line items and confirm to us that you will provide such disclosure in future filings, including a discussion of the effects that the significant reduction in your cash and cash equivalents and short-term investments in fiscal 2011 had on interest income. Please provide us with the text of your draft disclosure in your response.

Income Tax Expense, page 64

6.   We note your disclosure that the fiscal 2010 increase in tax expense was due to a valuation allowance of $2.9 million that you provided against your deferred tax assets. We further note on page F-23 that your valuation allowance increased from $163,872 as of December 31, 2010 to $10,581,473 as of December 31, 2011. In future filings please reconcile your disclosure on page 64 to your income taxes footnote, or revise as necessary. Also revise in future filings to discuss the reason(s) for the significant increase in the valuation allowance as of December 31, 2011. Please provide us with the text of your draft disclosure in your response.

B.   Liquidity and Capital Resources, page 66

Operating Activities, page 68

7.   We note your current discussion on the changes in operating cash flows on pages 68-69. Please revise in future filings to clearly discuss the underlying reasons for the material changes in your operating cash flows, as depicted in the statement of cash flows. Also include in your discussion how the inventory write-off affected cash flows. Refer to FRC 501.13.b. Please provide us with the text of your draft disclosure in your response.

Consolidated Financial Statements, page F-1

8.   We note on page 53 the significant decrease in the average number of directly operated stores in operation from fiscal 2010 to 2011. We further note the continued decrease in the average number of directly operated stores in operation through the nine months ended September 30, 2012 in your Form 6-K furnished on November 21, 2012. Please explain to us how you considered the guidance in ASC 205-20-45-1 and ASC 205-20-55-

4 through 55-23, as applicable, in determining whether these stores should be presented as discontinued operations.

Notes to Consolidated Financial Statements, page F-7

9.   We note on page 21 that each of your subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Please tell us where the statutory reserve is presented in your financial statements. Also revise in future filings to include a footnote to separately disclose for each subsidiary the registered capital, the amount of after-tax profits set aside for each year presented and the funded status of the statutory reserve as of each balance sheet date. Please provide us with the text of your draft disclosure in your response.

2.   Summary of Significant Accounting Policies, page F-8

(b).   Principles of consolidation, page F-8

10.   Please tell us if there are any assets of a consolidated VIE that can be used to only settle obligations of the consolidated VIE and, if so, revise in future filings to separately present the disclosures required by ASC 810-10-45-25. Also disclose in future filings whether the equity pledge agreements are registered pursuant to Article IV of each underlying agreement. Please provide us with the text of your draft disclosure in your response.

15.   Related Party Transactions, page F-26

11.   We note on page 86 the outstanding loans to employees as of December 31, 2011. Please tell us where you present these loans in your consolidated balance sheets and revise in future filings to describe these related party receivables in the footnotes to your financial statements pursuant to ASC 850-10-50-1. In addition, disclose in future filings the terms and manner of settlement for the amount due from VIPShop as of December 31, 2011. Refer to ASC 850-10-50-1(d). Please provide us with the text of your draft disclosure in your response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Steve Lo at 202-551-3394 or John Archfield at 202-551-3315 if you have questions regarding comments on the financial statements and related matters and Erin Wilson at 202-551-6047 or James Lopez, Legal Branch Chief, at 202-551-3536 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining